energized



TXU SUMMARY ANNUAL REPORT 2001

VISION To be the most admired global energy services company.

STRATEGY TXU will achieve excellent operations of significant scale in selected regions, which optimize a portfolio of assets, capabilities, and customer relationships across multiple products and services.

VALUES Excellence, Initiative, Ethical Conduct, Innovation, Respect

TXU is a global leader in electric and natural gas services, merchant energy trading, energy marketing, energy delivery, and energy-related services. With $42 billion in assets and $28 billion in annual revenue, TXU is one of the most influential energy services companies in the world. TXU is the No. 1 competitive energy retailer in the United States and one of the largest globally, owns or controls extensive competitive generation around the world, and ranks among the top five energy traders globally. TXU, which sells 335 terawatt-hours of electricity and 2.8 trillion cubic feet of natural gas annually, serves 11 million customers worldwide, primarily in the United States, Europe, and Australia.

2001 was an energizing year of transformation for TXU. We have now fully implemented our distinctive strategy and business model on three continents. The transition from a traditional regional utility is complete. We are energized by our vision of becoming the most admired global energy services company.

2001 FINANCIAL HIGHLIGHTS

(In millions, except volumes and per-share amounts)	2001	2000	% Change Increase (Decrease)
Assets	$ 42,275	$ 44,994	-6.0%
Operating revenues	$ 27,927	$ 22,009	26.9%
Energy purchased for resale and fuel consumed	$ 19,793	$ 14,451	37.0%
Gross margin	$ 8,134	$ 7,558	7.6%
Net income available for common stock	$ 655	$ 904	-27.5%
Earnings per common share (on average shares outstanding)	$ 2.52	$ 3.43	-26.5%
Earnings per share excluding unusual items (on average shares outstanding)[1]	$ 3.78	$ 3.43	10.2%
Dividends declared per share	$ 2.40	$ 2.40	0.0%
Book value per share	$ 28.88	$ 28.97	-0.3%
Electric energy sales in terawatt-hours to end users	161	152	5.9%
Natural gas sales in billion cubic feet to end users	353	317	11.4%
Customers (end of year in thousands)			
Electric	7,656	7,547	1.4%
Natural gas	3,147	2,984	5.5%
Telephone (access) lines[2]	225	181	24.3%
Employees	18,301	16,540	10.6%

Includes the results of operations of Stadtwerke Kiel, Norweb Energi, and Optima from their respective dates of acquisition, January 2001, August 2000, and May 2000.

1 For the purposes of discussing operating results, the following items, disclosed in the company's earnings releases and SEC filings, have been excluded. For 2001, these items include extraordinary charges for debt refinancing and settlement-related costs necessitated by our transition to competition in the Texas electricity market ($.60); the write-off of wholesale regulatory assets at TXU Electric ($.07); restructuring costs at TXU Europe and a loss, after transaction costs, associated with the divestiture of its UK electric networks business ($.51); and the write-off of assets associated with the collapse of Enron's operations ($.08). For 2000, similarly excluded items affect comparisions of segment results but had no impact on earnings per share.

2 TXU Communications Ventures, of which TXU holds a 50% interest.

management's letter



Erle Nye, Chairman of the Board and Chief Executive

TO THE SHAREHOLDERS,

2001 was a landmark year as TXU completed its transition to competitive electricity markets on three continents. With the January 2002 opening of the Texas electricity market and completion of the final phase of electricity competition in the state of Victoria, Australia, TXU has now implemented the distinctive strategy and business model it applied first in Europe. TXU has completed its transformation from a traditional regional utility to one of the world's largest energy services companies. Today, TXU has 11 million customers, extensive competitive generation, a strong platform for merchant energy trading and portfolio management, and best-in-class energy delivery.

The employees of TXU continue to work with great energy, dedication, and adherence to the strategic course set four years ago. I am proud of what has been achieved and confident that TXU is on its way to fulfilling its vision of becoming the most admired global energy services company.

TXU has been consistent in implementing its strategy through a business model that sets it apart from others. The company is now a diversified global energy leader with two distinct but complementary businesses. In 2002, more than three-quarters of earnings are expected to come from the higher-growth, higher-return global merchant energy business, while the energy delivery business also offers the prospect of good returns, reasonable growth, and strong cash flows. Together, the two businesses are targeted to deliver earnings growth of nine to 11 percent per year, complemented by a solid dividend yield. This balance of yield and growth distinguishes TXU from most of its competitors.

In 2001, TXU shareholders realized a total return of 12.2 percent. TXU outperformed the Standard and Poor's Electric group by 20 percentage points and the S&P 500 Stock Index by 24 percentage points. Although the total return on TXU stock has exceeded that of the S&P 500 over the last three-year period, it remains attractively valued and offers investors a good opportunity to buy into a growing, diversified energy company at an affordable price.

Cash flows continue to be among the strongest in the competitive energy industry. Cash provided by operating activities reached $2.3

billion in 2001. Coupled with asset sales already announced, these cash flows are more than adequate to fuel growth in existing operations, fund capital expenditures, reduce debt, and pay a dividend.

TXU has built its position by implementing its integrated merchant energy business model to take advantage of the opportunities in open markets, while remaining committed to environmental excellence, customer service, and the health and safety of the public and employees. Our portfolio model is different in that it integrates energy production, merchant energy trading, and retail customers into one distinctive business. Active in all parts of the energy value chain, we purchase and produce fuel, generate electricity, trade electricity and natural gas, provide risk-management products, and sell energy and related services to retail and wholesale customers. Our approach allows us to manage the risks inherent in energy markets, providing flexibility and opportunities to anticipate and respond quickly to market changes and capture margins across the energy value chain. We believe the results demonstrate that this model delivers superior, sustainable growth.

We also continue to believe in competition and the wisdom of the marketplace. The debacle in California and the highly publicized bankruptcy of Enron have caused some anxiety regarding deregulation, but neither of those events challenges the value of a competitive market. Competition better allocates resources, drives productivity, and stimulates innovation. It holds the promise of meaningful choice and new products and services for consumers. It offers adaptive energy companies like TXU opportunities to expand and grow. It provides investors with prospects for higher returns and greater shareholder value. And it powers more efficient and productive economies. Now is the time to move forward and stay the course to competition.

In my letter to you last year, I articulated a number of long-term initiatives that are still key to reaching the goal of increasing the intrinsic value of TXU. The initiatives are to effectively implement industry restructuring in Texas, diversify US assets outside of Texas, capture the value of global merchant energy, structurally separate our two businesses, and strengthen credit. The 2001 results demonstrate consistent progress on these initiatives.

> Our portfolio model is different in that it integrates production, energy trading, and retail into one distinctive business. The results demonstrate that this model delivers superior, sustainable growth.

TRANSITION TO COMPETITION COMPLETE

The two-year transition to electricity competition in Texas effectively implemented the Texas Electric Choice Act in a way that benefited consumers and investors. The most successful industry restructuring model in the United States thus far, the Texas approach is the prototype for the new energy industry. It allows energy companies to retain generation facilities, provides for the use of contracts to manage the risk associated with volatile electricity prices, and separates retail customers from the regulated delivery business. Texas should see the benefits of continued growth in generation and transmission capacity. The Texas restructuring law also allows full implementation of TXU's strategy and business model.

Late in 2001, TXU filed a comprehensive regulatory settlement plan with the Public Utility Commission of Texas that, if approved, will resolve all major outstanding issues related to the company's transition to competition. The settlement plan has the broad support of major customer groups as well as the PUCT staff. All parties benefit, including customers and shareholders. The settlement plan resolves a number of issues that could have resulted in years of litigation. It assures that shareholders receive fair treatment, as it allows recovery of regulatory assets through issuance of $1.3 billion of securitization bonds. It also fosters competition and creates certainty in the Texas electricity market for customers and all market participants. With the settlement accomplished, TXU can continue to focus on improving shareholder value, serving customers, and growing the business profitably.

Now that the transition to competition in Texas is complete, we intend to build on our rich heritage and early successes. During the 2001 retail pilot project, which allowed some customers to switch retail electricity providers, we exceeded market-share goals in customer retention and acquisition. Priorities in 2002 include aggressively optimizing the portfolio management model in the Texas power market to enhance returns on capital, defending the existing customer base, and building strong retail entries into other markets in the state.

DIVERSIFICATION OUTSIDE TEXAS

We are accelerating our growth in new North American markets. Diversification will allow us to take advantage of other deregulated markets as well as reduce our concentration in Texas. Expansion of our energy trading operations and acquisition of firm power and natural gas storage contracts more than doubled US gross margin outside of Texas in 2001 compared to the previous year. With a strong pipeline of opportunities, we expect 150 percent growth in North American markets outside of Texas in 2002.

As part of our growth plan, the agreement in 2001 to sell 2,334 megawatts of generation plant in Texas was a major achievement. The divestiture will reduce debt, better position the Texas portfolio, and position TXU for further growth in North American markets.

VALUE ON THREE CONTINENTS

Our distinctive portfolio model is now implemented on three continents, and the TXU brand is launched globally. The merchant energy business is on track to capture value and achieve its goal of 11 to 13 percent annual earnings growth.


$17,118
$22,009
$27,927
US Electric
US Energy
Europe
US Gas
Australia
All Other
99
00
01

OPERATING REVENUES
(in millions)


9.7%
10.7%
11.4%
12.9%
$2.79
$3.19
$3.43
$3.78
98
99
00
01
Return on equity
(excludes unusual items)
Earnings per share
(excludes unusual items)

TRACK RECORD OF FINANCIAL SUCCESS

In 2001, the European business successfully completed a fundamental restructuring of its operations. The result is a sharper focus on merchant energy operations in the competitive markets of Europe, a United Kingdom business that is repositioned to succeed in an environment with low wholesale energy costs, and a substantially strengthened balance sheet.

Major divestitures repositioned the European portfolio to fit market conditions and reduce debt. The sale of the Eastern Electricity distribution operation, together with our stake in the 24seven joint venture that operated the business, decreases regulatory uncertainty and allows complete focus on the higher-growth merchant energy business in the UK. In addition, the divestiture of 3,705 megawatts of UK generation plant reduces risk and further restructures the energy portfolio.

While most of the proceeds will reduce debt, some will be recycled into opportunities in mainland Europe's deregulating markets where TXU is building strong bases in Central Europe and the Nordic region in particular. Our German platform includes over 450,000 customers, generation, and natural gas storage. In the Nordic region, we continue to strengthen our energy portfolio with increased levels of generation capacity control. Our skills as one of the leading merchant energy traders in Europe ideally position us to continue to grow the business and optimize the value of the assets.

TXU's Australian operation also is performing well. With growing revenue and net income from the merchant energy business, TXU is the No. 1 portfolio manager in the national market, which now includes full competition in Victoria's electricity market and a liberalizing market in South Australia.

TWO GREAT BUSINESSES

After several years of very focused activity, we have completed the structural separation of the merchant energy and energy delivery businesses. The top-performing energy delivery business, which delivers electricity and natural gas over systems of wires and pipes, has operations of significant scale in North America and Australia.

Now operating under the name *Oncor*, our North American energy delivery business has an exciting new identity and future. Within the traditional Texas service area, Oncor will remain an industry leader in the efficient and reliable transmission and distribution of energy. With reasonable regulation and a strong, diversified Texas economy, Oncor has steady growth prospects from its existing business. The Oncor brand also includes a new competitive venture, Oncor Utility Solutions, which offers the potential for incremental growth from unregulated asset-management and operating services. Besides providing reliable service, Oncor produces stable cash flows and earnings. The energy delivery business is expected to deliver six to eight percent earnings growth annually.

I am very proud of TXU's two strong businesses. Each has a clear vision, superior staff with exceptional skills, strong near-term goals, and an impressive performance record.

ENHANCED BALANCE SHEET

Through asset sales and free cash flow, our debt-reduction program over the past two years has materially enhanced our balance sheet and credit quality. Since TXU implemented its redeployment program approximately two years ago, total asset sales have reached almost $6 billion, with divestitures announced in 2001 totaling $4.1 billion. Accomplished under favorable terms, these transactions better position the merchant energy portfolio, reduce debt levels, and improve interest coverage. They also provide capital to recycle into faster-growing opportunities. We will continue our debt-reduction program to facilitate additional growth and improved returns on capital.

The circumstances involved in the demise of Enron remind us all of the essential nature of sound business practices, time-honored principles, and a strong values system. As the tangle of facts regarding the collapse have come to light, I have been even prouder of the manner in which TXU is organized, staffed, and managed.

The effects of one of the biggest failures in American business history will be many. It seems clear that investors will attach more value to businesses that have a sound and consistent strategy, operate within proven competencies, demonstrate quality execution, practice timely and complete communications, and make direct and transparent disclosures. The very positive financial performance of TXU last year may be due in part to the credibility and reputation the company enjoys in the market. I cannot imagine a more valuable attribute, nor one that is more worthy of preserving.

TXU has stayed the strategic course to develop well-diversified, global operations. I am confident that TXU's prudent and insightful approach makes it a sound investment with a sustainable growth prospect. Guided by our ethical core values, we have the right strategy and business model, exceptional skills, well-positioned assets, and steadfast commitment to deliver the greatest shareholder value as we serve our customers with products that enhance the quality of their lives.

At TXU, we achieved an outstanding year of transition because of the support and confidence of shareholders and the hard work and dedication of the employee family. I am grateful to you all.



Erle Nye
Chairman of the Board and Chief Executive


8,676
10,531
10,803
Europe
North America
Australia
99
00
01

CUSTOMERS (in thousands)


294
317
353
99
00
01

NATURAL GAS SALES TO END USERS (billion cubic feet)


142
152
161
99
00
01

ELECTRIC ENERGY SALES TO END USERS (terawatt-hours)

2001 achievements

Created two great businesses – merchant energy & energy delivery

Sold power plants and networks to enhance the balance sheet

Acquired/developed capabilities for success in competitive markets

Made a successful transition to competition in Texas

Created Oncor, our reshaped North American energy delivery business

At TXU, we talk straight.



With all our stakeholders, we're upfront and do our best to speak your language and then follow through with action. Greg Knudson's straight talk to large commercial and industrial customers makes him the top salesperson in retail energy services, TXU Energy, North America.


ONCOR







one global company

TWO GREAT BUSINESSES

TXU's emergence as one of the world's largest diversified energy companies has been driven by a clear vision of our industry's future. From the foundation of 100 years of service as a Texas utility, we have reinvented ourselves to be successful in a new world of competition based on the conviction that liberalized markets better serve our customers and ultimately our shareholders. Today, the TXU team is helping 11 million customers on three continents – North America, Europe, and Australia – energize their lives through our two great businesses, competitive merchant energy and energy delivery.

We have focused on our established strategy and implemented it consistently through our distinctive business model. The result is a transformed company where our merchant energy business now produces more than 75 percent of earnings, up from 35 percent only two years ago. Another result is total stock return that has exceeded the S&P 500 over the last three-year period. Together, our two strong businesses deliver value for shareholders and power and energy that enhance people's lives.

The privilege of serving customers and shareholders brings with it responsibility. In all our business decisions, we seek to practice sustainability, which means balancing the environmental, economic, and social needs of today without sacrificing the interests of future generations.

Sustainability at TXU is concrete and creative. StayWarm, a unique fixed-payment service for energy, helps pensioners gain peace of mind and warm homes. Energy in the Community stimulates economic regeneration in a former coal-mining village. Energy Aid/Project Hap'n gives customers









in need a way to pay their bills. Contributions to the Power of America Fund provide educational assistance to the children of the victims of the September 11 attacks. These and many other TXU programs make a real difference in people's lives and are viable business propositions.

We also are leaders in promoting environmentally friendly renewable energy from wind, biomass, landfill gas operations, and hydropower. In many cases, our partnerships and long-term contracts make these projects reality. Renewables are just one part of an environmental program that consistently achieves an exceptional record for clean air and water.

These and other sustainability achievements have brought TXU recent recognition from many diverse groups, such as Friends of the Earth, the American Wind Energy Association, and the Australian Minerals and Energy Environment Foundation. In 2001, for the second year in a row, TXU was named to the Dow Jones Sustainability World Index because of our economic, environmental, and social performance.

Service to customers, value to investors, sustainable business practices, energized employees – these qualities are helping TXU fulfill its vision of becoming the most admired global energy services company.



Alaska
Alberta
Ontario
Quebec
Rochester
North Greece
Syracuse
Cherry Hill
Pittsburgh
Janesville
San Francisco
Denver
Kansas City
Dallas
Houston
Hawaii

TXU energizing the world

2001 STATISTICS UNLESS NOTED

NORTH AMERICA

- Major Merchant Energy Offices
- Energy Services Clients
- Power Plants
- Electricity Competition Plan Adopted
- Electricity Competition Suspended
- Oncor Service Area

UNITED STATES & CANADA

> No. 1 competitive energy retailer (on Jan. 1, 2002)
> Top-3 competitive generator
> Top-5 purchaser of wind generation
> Top-5 energy trading & structuring, traded 354 TWh electric, 14,247 Bcf natural gas, physical & financial contracts
> Natural gas & electricity commodity procurement & retail sales
> Top-3 US leader in retail energy services
> Energy delivery asset management

TEXAS

> No. 1 energy retailer & generator
> 2.7 million electricity customers, 105 TWh electric sales
> 1.4 million natural gas customers, 144 Bcf sales
> 21,092 MW owned, 2,638 MW long-term contracts
> Pipeline, 546 Bcf transported
> Underground natural gas storage, 14 Bcf
> 14,000 circuit miles of electric transmission lines
> 95,000 miles of electric distribution lines
> 9,005 miles of natural gas transmission pipelines
> 26,000 miles of gas distribution pipelines
> Partners in an integrated telecommunications business: Dallas, Fort Worth, Houston, San Antonio, Austin, Waco, Tyler, Longview
    > Over 225,000 telephone (access) lines
    > 58,000 competitive access lines
    > 2,200-mile fiber-optic transport network (60,000 fiber route miles)

TWh = terawatt-hours
= 1 billion kilowatt-hours

Bcf = billion cubic feet

MW = megawatts
= 1 thousand kilowatts


Helsinki
Stockholm
Ipswich
Kiel
London
The Hague
Berlin
Geneva
Madrid
Rome
Northern Territory
Western Australia
Queensland
South Australia
New South Wales
Victoria
Melbourne
EUROPE
Major Merchant Energy Offices
Power Plants
Energy Trading Open, Retail Electricity Market Partly Open
Fully Open Electricity Market
AUSTRALIA
Major Merchant Energy Offices
Power Plants
Fully Open Electricity Market 2002 – 2003

UNITED KINGDOM
- > No. 3 energy retailer
- > 2,700 MW owned, plus 4,500 MW long-term contracts
- > Leading trading & structuring, wholesale energy sales, 263 TWh electric, 12,365 Bcf natural gas, physical & financial contracts
- > 4 million electricity customer accounts, 49 TWh sales
- > 1.2 million natural gas customer accounts, 136 Bcf sales

NORDIC REGION
- > Top-3 trading & structuring, traded 398 TWh electric, physical & financial contracts
- > TXU Nordic Energy Oy, JV with Powest Oy, 81% owned, generation & wholesale trading, 780 MW
- > Energy retailing with Atro Oyj, 40% owned, 90,000 electricity customer accounts

CENTRAL EUROPE & IBERIA
- > Top-3 trading & structuring, traded 279 TWh electric, 1,192 Bcf natural gas, physical & financial contracts
- > TXU Grid, multicountry transmission grid services
- > Retail energy sales, 1 TWh electric, 7 Bcf natural gas
- > Stadtwerke Kiel, Germany, 51% owned, 250,000 electricity & natural gas customers, 175 MW, 2.7 Bcf natural gas storage
- > Ares Energie, Germany, 100% owned, 200,000 electricity & natural gas customers
- > Nedalo BV, Netherlands, combined heat & power plant manufacturer
- > La Muela wind farms, 40% stake, 100 MW, under development

VICTORIA
- > Electricity & natural gas retailer
- > 533,000 electricity customers, 5 TWh sales
- > 427,000 natural gas customers, 66 Bcf sales
- > Underground natural gas storage, 10 Bcf
- > Electricity & natural gas distribution network, 980,000 supply points
- > 26,000 miles of electricity distribution lines, 5,000 miles of distribution pipelines
- > Access to over one-third of Victoria's natural gas supply
- > Long-term hedging contract, 966 MW peaking capacity
- > Energy trading & risk management, traded 40 TWh electric, physical & financial contracts

SOUTH AUSTRALIA
- > TXU Torrens Island, 1,330 MW

customer



champions



Katja Lewandowski, Kiel, Germany, believes there is no finish line when it comes to exceeding the needs of her customers.

merchant energy


TXU

TXU Energy's integration of production, trading, and retail sets us apart. Personifying TXU Energy's three integrated disciplines are, left to right, Andrew Valencia, generating plant manager, Texas; Stephen Cornish, energy trader, Geneva; and Louise Bennett, retail services, Victoria.



OUR MERCHANT ENERGY BUSINESS

TXU Energy is not your average merchant energy business. We have an integrated approach that spans the energy value chain.

What sets us apart is the way we integrate energy production, merchant energy trading, and retail operations and manage these disciplines as one *single* business wherever we operate in competitive markets.

Our portfolio management approach allows us to create opportunities across the entire value chain. These advantages come not just from the capabilities within each discipline but also from the effective interaction of the elements of the portfolio. The model creates value that is greater than the sum of the individual parts and with less risk in dynamic energy markets.

ENERGIZING NORTH AMERICA

On January 1, 2002, when Texas officially opened its electricity market to competition, TXU Energy launched its merchant energy business in one of the most attractive markets in the United States. Texas accounts for nine percent of the nation's electrical demand, making it the second-largest electricity market. The economy is highly diverse with a large concentration of energy-intensive industries and high residential electricity use.


WE MAKE
WE TRADE
WE SELL
PRODUCTION
We make electricity through:
> Natural gas
> Production/ consumption of coal
> Nuclear fuel
> Renewables and combined heating and power
TRADING
We trade in the wholesale market:
> Electricity, gas, coal, and structured energy products with other wholesale customers
> Manage risks to maximize entire TXU energy portfolio
RETAIL
We sell and service retail customers:
> Consumers
> Small and medium businesses
> Commercial and industrial customers

Our portfolio management approach spans the energy value chain.

Unbundled from the regulated "wires and pipes" utility that delivers the power, TXU Energy in North America began competition with the inheritance of 2.7 million electricity customers and 21,092 megawatts of generation and fuel assets. On January 1, we became the No. 1 competitive energy retailer in the United States, a top-three US merchant generator, and a top-five power trader and marketer.

We also inherited a 100-year-old commitment to serving customers, which translates into high customer loyalty, satisfaction, and brand awareness. To bolster traditional customer service strengths, the retail organization has aggressively recruited expertise from 30 of the world's brand leaders and made major investments to provide superior customer care, offer innovative energy solutions, and develop relationships built on trust.

TXU Energy entered the competitive era successfully. During the retail pilot project in 2001, we surpassed our goals for retaining customers. In markets outside our traditional area, we surpassed our goals in signing new customers.

We delivered impressive results in negotiating contracts with large commercial and industrial customers, closing three times as many C&I deals as our competitors did. C&I gross margin was stronger than anticipated and customers signed for longer terms than expected.

Although the competitive market has been open just a short time, TXU Energy continues to keep and win customers ahead of plan. Our retail strategy is to remain one of the nation's largest competitive energy retailers by providing high value at competitive prices, with a focus on selected customer bases and profitability.

Our production portfolio provides a natural hedge, or balance, for fixed-price customer obligations. We have one of the largest generation fleets and mining operations in the US, with an exceptional record of environmental achievement for clean air and water.

A key competitive advantage is our ability to produce electricity at low variable costs. Nuclear and coal plants provide low-cost, reliable energy to serve customers and a stable base of cash flows, while flexible gas plants provide options for meeting customers' needs when demand and prices for energy are higher. Supplementing our own generation are contracts that include 382 megawatts of wind-power capacity, making TXU Energy one of the largest purchasers of wind generation in North America. Our production diversity limits exposure to any one fuel source.

Portfolio management constantly adjusts the portfolio to fit market conditions. To that end, we agreed to sell 2,334 megawatts of North Texas generation plant in late 2001. This divestiture will better position the portfolio, reduce debt, and position TXU for further growth in other North American markets. We also auctioned energy options on 3,175 megawatts, or 15 percent of our electric capacity in Texas, further reducing our concentration in the generation market.

Our merchant energy trading operation maximizes the overall portfolio by managing the obligations of our customer commitments through trading coal, fuel oil, air emissions, natural gas, electricity, and weather products. By seamlessly linking the capabilities of the portfolio through the use of end-to-end systems, energy trading is able to optimize cash flows and earnings across the portfolio.





TXU Energy is three disciplines working together to create value that is greater than the sum of the individual parts and with less risk in dynamic energy markets.



Because we manage our portfolio on an integrated basis, the three disciplines – production, trading, and retail – work closely together.



energy

The energy is contagious for project manager Judah Moseson and other team members at the new Executive Briefing Center in Dallas. The interactive facility highlights how customers benefit from TXU Energy's services, while showcasing the company's heritage.



experts plus



Lee Kirk on the energy trading floor in Geneva, Switzerland.

Woven throughout all energy trading operations is a rigorous system of risk-management infrastructure, processes, and controls. These trading policies and limits ensure appropriate independence and corporate governance and are designed to protect earnings, cash flows, and credit ratings.

We have built a world-class North American energy trading operation, which in two years has grown from 40 employees to almost 400 today. In 2001, the energy trading group was voted No. 1 among North American natural gas marketers in customer satisfaction, according to Mastio & Company.

While we sell the power TXU Energy produces within Texas, we also trade electricity and natural gas and provide wholesale products and services throughout North America. These activities provide opportunities to identify new markets and the entry points that provide promising growth opportunities. We have already assembled energy portfolios in two targeted US markets, the Northeast and Midwest. In addition, we are a top-three national competitor in the retail energy services business, providing innovative energy solutions to 8,000 large commercial, industrial, and institutional customers in 33 states.

TXU Communications, owned by our telecommunications joint venture, also provides integrated communications services to business and residential customers across Texas. The 104-year-old business has over 225,000 access lines and owns and operates a state-of-the-art fiber-optic network that spans more than 2,200 miles.

A EUROPEAN DYNAMO

TXU Energy is one of the most dynamic and innovative diversified merchant energy groups in Europe. It is a top energy retailer, merchant energy trader, and generator in the United Kingdom. And with a top-three energy trading operation in continental Europe, portfolio and risk-management skills developed in the competitive UK market, and emerging retail and generation positions, TXU Energy is ideally placed to succeed in the deregulating European markets.

To build name recognition and optimize the value of our customer relationships, in 2001 we united our Eastern Energy and Norweb Energi retail brands – and their 5.2 million electricity and natural gas customer accounts – under the new TXU Energi brand. Strategic alliances, innovative products and services, and novel advertising are key aspects of our retail approach in the UK. For example, a loyalty-card program with top supermarket chain Tesco, where 1.2 million club customers receive award points for using energy from TXU Energi, has reduced customer attrition by 30 percent for club members. StayWarm provides pensioners with secure, low-cost energy on a fixed, subscription basis, capturing a substantial share of its market at a low cost. Sponsorship of England's Ipswich Town Football Club exposes the TXU Energi brand to 10 million people a week during the soccer season.

One of our strengths is the flexibility to react quickly to changing market conditions. Restructuring our extensive generation portfolio was a major accomplishment in 2001. The disposition of 3,705 megawatts of plant brings the generation portfolio into better structural balance with the market and our customer needs and provides capital for further growth in Europe.

One of the most dynamic and innovative diversified energy businesses in Europe, TXU Energy is ideally placed to succeed in the new deregulating markets.

Our energy trading organization is one of a select few with the vision and capabilities to operate on a truly European basis. Supported by control of a large, flexible generation portfolio, energy trading manages the price and volume risks associated with the retailing of electricity and gas.

It also provides risk-management services to help others do the same. With minimal risk capital requirements, it gathers critical market knowledge in new markets, essential for effective growth in these areas. The energy trading group's British peers voted it the No. 1 UK gas trader in a poll for *Energy & Power Risk Management Journal* in 2001. This group also is a leader in mainland Europe, particularly in the Nordic, Central European, and Iberian markets.

To help move energy around Europe more freely, we launched TXU Grid in 2001. This innovative service allows generators, suppliers, marketers, and other customers to treat the exceedingly complicated electricity markets of western Europe as a single power grid. By taking advantage of both TXU Energy's physical transit and energy trading capabilities, we have structured a contractual equivalent of the European transmission grid to provide a one-stop shop for moving power. TXU Grid also is helping develop competition in European markets.

We are building a sustainable European business by complementing our own capabilities with local partners who understand the complex culture, politics, and markets within the liberalizing European Union. TXU Nordic Energy Oy, a joint venture with Powest Oy, one of Finland's largest electricity generators, is a top-three energy trader in the Nordic region with control of 780 megawatts of flexible generation capacity. Our Nordic assets also include a major interest in Atro Oyj, a Finnish energy retail and distribution company.

With one of the world's largest economies, Germany is an important market. Our 51 percent interest in Stadtwerke Kiel, a municipal utility, and 100 percent interest in Ares Energie, an energy retailer acquired in 2001, provide an excellent platform to support organic retail growth, wholesale trading, and alliances with other Stadtwerke. In Germany, we now have more than 450,000 electricity and natural gas customers, a strong local presence, and a physical position with generation and natural gas storage.

The Iberian market offers opportunity for expansion as well. In early 2001, we sold our interest in a Spanish power company at a profit because it was clear we could not secure control of the company at a viable price. We are now rebuilding our position in this important market through trading and asset positions, such as the 2001 purchase of an equity stake in a wind-farm project in central Spain.

NO. 1 PORTFOLIO MANAGER IN AUSTRALIA

TXU Energy's business in Australia is very different today from the government-owned electricity distribution business we purchased in 1995. We are now the No. 1 portfolio manager in the national energy market and have fully implemented the business model with production, merchant energy trading, and retail.

With a statewide retail footprint, we sell electricity and natural gas across Victoria, Australia's second-most populous state, to 960,000 customers. Since January 2002, all of Victoria's 2.5 million households and businesses have been free to choose their electricity supplier. Full natural gas competition is expected in the fourth quarter of 2002.

We have exceptional skills in managing the volatility of power prices.

Our retail strategy is keenly focused on retaining and attracting high-value customers and giving them a range of incentives to stay over the long term. The goal is to be positioned as the best value retailer. More Victorians are aware of us, and, more important, they talk more positively about us than about any other energy supplier. We have a progressive approach to service and sales, enviable dual-fuel capabilities, a secure source of competitively priced gas, and exceptional skills in managing the volatility of power prices.

The Torrens Island power station, acquired in 2000, continues to strengthen our portfolio and national presence. Bolstered by 50 megawatts of increased capacity in 2001, the 1,330-megawatt facility provides almost 40 percent of South Australia's electricity supply during times of high demand. The plant also allowed us to become the largest new electricity retailer to enter South Australia, a wholesale electricity trader on the national market, and a provider of hedging and capacity contracts to other retailers and generators.

Our upstream production assets and contracts provide a hedge to downstream retail commitments. A long-term contract associated with over 960 megawatts of peaking electric generation in Victoria helps hedge electricity prices. Access to almost a third of Victoria's natural gas supply and ownership of Australia's first commercial underground gas storage and processing facility act as hedges against fluctuations in gas prices. In addition, the processing and storage capability enables us to contract with new producers in the rapidly developing Otway Gas Basin to commercialize its reserves.

Using our portfolio management approach, which is unique in Australia, the trading group optimizes the upstream and downstream positions and sells risk-management products to others to help them hedge their energy prices. In addition to our presence in Victoria, South Australia, and in the national energy trading market, we are continuing to grow our energy trading operations and retailing to industrial and commercial customers in the states of both New South Wales and Queensland.

TXU Energy: We're not your average merchant energy business. We're energizing the world today and for a long time to come!





Tri Tran helps operate the Torrens Island generating plant near Adelaide, South Australia. The plant supplies local markets and allows TXU Energy to be a national wholesale energy trader.


ONCOR

ONCOR

At Oncor, we move massive quantities of energy to some four million end-use customers every day. And while we've done this for more than a century, it's a new day in the energy industry. Seamless service, reliability, flexibility: Encore! Oncor!



Left to right, James Justice and Willie Sanchez, in the Dallas area, provide the same dependable service people have come to expect from TXU but in more innovative, flexible ways than ever before.

energy delivery

OUR ENERGY DELIVERY BUSINESS

Our North American energy delivery organization is an energized, reshaped business. It's doing what it has always done – delivering energy reliably to homes and businesses and providing steady, growing earnings and strong cash flows to investors – but with a new twist.

Today, it delivers energy and shareholder value with a transformed identity: *Oncor*. We seek to perform so well that our customers shout


ONCOR
ONCOR
ONCOR
ONCOR

"encore!" for a repeat performance. The name also suggests TXU's core business of keeping the energy on.

Since January 2002, when other parts of the Texas electricity market became competitive, our power delivery operation has been "unbundled" and separated from our power generation and retail customers. Throughout 2001, employees rose to the challenge of structurally separating the businesses and preparing for the opening of the electricity market. They developed and implemented new computer systems, learned new work processes, and exhibited leadership in the marketplace. And all the while, they kept the lights on and the natural gas flowing.

The 2.7 million electricity customers formerly served by the regulated utility TXU Electric are free to choose from retail electric providers who compete for their business. Now, competing retail providers are Oncor's customers. The changed



Many companies have the wires, pipes, and poles, but Oncor has the best people, such as this distribution team in West Texas.


TXU

Customers in Victoria can count on Russell Pearson to deliver on promises.

face of customers, however, doesn't mean that delivering dependable energy is any less critical to Oncor's success. Service quality and reliability are of paramount importance in the eyes of retail providers, their customers, and Oncor.

Oncor will continue to build on the inherited tradition of low cost and high performance. It already ranks as one of the nation's best transmission companies, while its distribution operation is in the top quartile of the industry. Oncor's goal is to be recognized in the industry and by the investment community as one of the top-five providers of utility-related services in North America.

Oncor transmits and distributes energy around a service area that stretches across North Central, East, and West Texas and includes about one-third of the state's geographic area and population. More than 40 percent of the power that flows in the Electric Reliability Council of Texas goes through Oncor's network of 14,000 miles of transmission lines and 95,000 miles of distribution lines.

Delivery of natural gas to 1.4 million regulated TXU Gas customers also is an important responsibility. Maintained by Oncor, the 7,200-mile natural gas transmission system ranks as one of the largest in the United States. A system of almost 26,000 miles of distribution mains delivers gas to 540 cities and towns, including those in the 11-county Dallas-Fort Worth area.

When it comes to energy delivery, customers' needs are simple: Total dependability and reliability. We deliver that and more.

Reliable energy delivery is key for powering the Oncor service area, which gained 65,000 electricity and natural gas customers in 2001 alone. Led by the Dallas-Fort Worth area, the highly diversified economy remains one of the best in the nation. Oncor's nationally recognized economic development staff continues to work with community leaders to bring new businesses and jobs to Texas. The group also works closely with land developers to meet their energy delivery needs.

As employees prepared for a smooth transition to electricity competition, they also maintained their reputation for service excellence throughout 2001. In time for a happy New Year in 2001, our crews completed restoring power from a catastrophic ice storm that hit the region and then pitched in to help other companies restore their customers' service. In May, the transmission group opened a new electricity superhighway for commercial operation. The $62 million, 88-mile transmission line is the largest built in the past 20 years in Texas and doubles the amount of electricity that can be moved from southern to northern Texas. Two more major transmission lines will be completed in 2002.

Throughout 2001, we continued to focus on reliability and returns from the gas delivery business. The strategy of bundling municipal rate cases together, rather than filing them city by city, is helping accelerate rate relief, enhance earnings, and improve returns on investment to maintain reliability.

We also launched an exciting new competitive business that takes our asset-management knowledge beyond traditional markets. Oncor Utility Solutions offers best-in-class expertise to utilities and other organizations throughout North America with energy delivery needs. The venture signed its first contract in early 2002. It is providing construction and consulting services to San Diego Gas & Electric, which serves three million customers. Oncor Utility Solutions expects to secure a leading position in this $20 billion marketplace within five years as regulatory and market pressures drive utilities to strive for lower costs and improved service.

On the other side of the world, TXU also owns one of Australia's most reliable and cost-efficient energy networks, which delivers electricity and natural gas to 980,000 supply points in Victoria, including suburban Melbourne. With the electricity distribution system covering the eastern half of Victoria and the gas distribution system covering the western half, TXU manages over 26,000 miles of electric lines and 5,000 miles of gas pipes.

TXU's energy delivery business is leveraging its global presence by sharing jobs over the Internet. On a project crucial to meeting the opening of the Texas market on time, TXU used trans-Pacific computer network links to capitalize on time differences in the US and Australia and create a virtual 24/7 office. When it was time to sleep in the US, TXU's Australian counterparts carried on the next stage of work. With technology, innovation, and teamwork, another key deadline was met.

Efficiency and innovation characterized our United Kingdom electricity distribution business too, which was evidenced by the excellent value received when we sold the business in late 2001. Besides removing regulatory uncertainty, the sale allows focus on the higher-growth merchant energy business in Europe.

Whether in North America or Australia, the cornerstone of our energy delivery success is our reliability, energy expertise, and trustworthiness.



Tommy Looney controls natural gas pressure near Dallas.

CONDENSED FINANCIAL INFORMATION

The information presented in this report regarding TXU Corp. and its subsidiaries is condensed. Our complete financial statements (including notes) as well as management's discussion and analysis of financial condition and results of operations are presented in Appendix B of the proxy statement for the 2002 Annual Meeting of Shareholders. You may also request, without charge, our Annual Report on Form 10-K for the year ended December 31, 2001, by writing or calling Shareholder Services at 1.800.828.0812. The 10-K and other investment information also is available in the Investor Resources section at www.txu.com. You can find additional investor information on the inside back cover of this report.

BUSINESS OVERVIEW

TXU had a year of successful transformation and solid performance in 2001. We achieved significant improvement in the US Energy segment, with favorable trading results in regions outside of Texas and increased activity in the Texas market, and we benefited from continued strong operating performance by the US Electric segment and better-than-expected results from Australia. The results were achieved while we continued to focus on debt reduction, implemented wholesale and retail capabilities required for competition in the Texas electricity market, and fundamentally restructured the European portfolio.

We restructured our US Electric operations, becoming the first in Texas to separate our regulated wires (transmission and distribution) business from our competitive generation and retail, or customer, businesses. The structural separation laid the foundation for us to implement our distinct merchant energy business model and strategy in retail competition in the Texas electricity market, which opened on January 1, 2002. In December 2001, we filed a settlement plan with the Public Utility Commission of Texas that, if approved, will resolve all major pending issues related to our transition to competition.

RESULTS OF OPERATIONS

Operating revenues increased $5.9 billion, or 27 percent, to $27.9 billion in 2001. The advance in revenue was driven by the Europe segment with an increase of $5.7 billion, which reflected strong growth in wholesale energy sales and the effect of businesses acquired in 2001 and 2000. Revenues also increased in US Electric, US Gas, and US Energy, partially offset by a decline in Australia due to the translation effect of a stronger US dollar.

Gross margin (operating revenue less energy purchased for resale and fuel consumed) increased $576 million, or 8 percent, to $8.1 billion in 2001. The gross margin increase was driven primarily by an increase in wholesale trading and risk-management activity in the US Energy segment; lower regulatory earnings cap adjustments that benefited revenues in US Electric; and the impact of acquisitions in Europe. Gross margin declined in US Gas primarily due to the prior-year sale of the gas processing business and in Australia in US dollar terms due largely to the stronger US dollar. Gross margin in 2001 was favorably impacted by a $377 million net effect of mark-to-market valuations of wholesale trading positions and new commercial and industrial retail contracts. We expect approximately 61 percent of our net unrealized mark-to-market valuations to mature within one year and approximately 86 percent within three years. The amounts realized may change as a result of market fluctuations.

Operation and maintenance expenses increased $636 million, or 20 percent, to $3.8 billion in 2001. The increase included unusual items of a net $206 million loss on disposals and transfers of four generating plants in the UK and charges of $31 million in the Europe segment related to the Enron bankruptcy. Operation and maintenance expenses in Europe rose, primarily representing the effect of acquisitions and costs to support growth in trading operations and competitive activities in UK retail operations. The US Energy segment's expenses grew due largely to expansion of trading and retail energy services operations in anticipation of the introduction of competition in the Texas electricity market. In the US Electric segment, costs increased due primarily to higher generation maintenance, bad debts driven primarily by higher revenues, and transmission costs.

The US Gas segment's increase reflected higher bad-debt expenses driven primarily by higher revenues and higher maintenance costs, partially offset by the absence of costs related to the gas processing business sold in 2000. All other operating expenses increased $132 million, or 7 percent, to $2 billion in 2001. This increase was driven by higher gross receipts taxes in the US Electric and US Gas segments due to higher revenues on which such taxes are based.

Other income (deductions) – net decreased from income of $238 million in 2000 to a deduction of $117 million in 2001. The 2001 period included a $125 million loss ($88 million after-tax), after transaction costs, on the sale of the UK electricity distribution business. The 2000 period included gains from sales of investments and assets as described in the segment results below. The change also reflected a $35 million ($23 million after-tax) increased equity loss in the Pinnacle One Partners, L.P. (Pinnacle), telecommunications joint venture, reflecting a full year of results in 2001 compared to a partial year in 2000.

In 2001, there was an income tax benefit of $24 million compared to income tax expense of $337 million in 2000. The change resulted largely from the tax effects of the UK generation plant transactions that reflected retained UK tax benefits, reductions of related deferred tax liabilities, and benefits from foreign tax credits for US tax purposes. Excluding the effects of the UK plant transactions, the effective tax rate was 31 percent in 2001 compared to 27 percent in 2000. The increase was primarily due to higher state income taxes.

Income before extraordinary items decreased $85 million, or 9 percent, to $831 million in 2001 as a result of the unusual items and operations results described above. In connection with the restructuring of our US operations, we recorded $154 million of extraordinary charges (net of income tax benefits) in the fourth quarter of 2001 as a result of debt refinancing costs necessary to transition our business to deregulation and the effects of the pending regulatory settlement. Net income available for common stock in 2001 decreased $249 million, or 28 percent, to $655 million. Earnings per share were $2.52 in 2001 compared to $3.43 in 2000. A 2 percent decline in average shares outstanding had a favorable impact of $0.06 on the comparison of earnings per share.

SEGMENT RESULTS

US ELECTRIC. The US Electric segment's operating revenues increased $147 million, or 2 percent, to $7.6 billion in 2001. This increase was primarily due to lower regulatory earnings cap adjustments that benefited revenues. Energy sales in gigawatt-hours declined 1 percent due to milder weather and a slower-growing economy, partially offset by the effect of 2 percent growth in the number of customers.

Gross margin increased by $213 million, or 5 percent, to $4.6 billion in 2001, primarily due to the revenue increases discussed above.

Income before the extraordinary charges discussed above decreased by $12 million, or 1 percent, to $871 million in 2001. Results in 2001 included a $27 million ($18 million after-tax) write-off of a regulatory asset, pursuant to a regulatory order. Results in 2000 included a $44 million ($28 million after-tax) favorable adjustment related to the 1999 mitigation calculation and a $28 million ($18 million after-tax) gain on an asset sale.

Results in 2001 also reflected increases in generation maintenance, bad debts, and transmission costs as well as higher state and local gross receipts taxes and regulatory assessments.

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(As of December 31, in millions – except per-share amounts)	2001	2000
Operating revenues	$ 27,927	$ 22,009
Operating expenses		
Energy purchased for resale and fuel consumed	19,793	14,451
Operation and maintenance	3,847	3,211
Depreciation and other amortization	1,001	1,010
Goodwill amortization	220	204
Taxes other than income	781	656
Total operating expenses	25,642	19,532
Operating income	2,285	2,477
Other income (deductions) – net	(117)	238
Income before interest, other charges, income taxes and extraordinary items	2,168	2,715
Interest income	176	129
Interest expense and other charges	1,537	1,591
Income before income taxes	807	1,253
Income tax expense (benefit)	(24)	337
Income before extraordinary items	831	916
Extraordinary items, net of taxes	(154)	–
Net income	677	916
Preference stock dividends	22	12
Net income available for common stock	$ 655	$ 904
Average shares of common stock outstanding	259	264
Per share of common stock:		
Basic and diluted earnings		
Income before extraordinary items	$ 3.12	$ 3.43
Extraordinary items, net of tax	$ (0.60)	$ –
Net income available for common stock	$ 2.52	$ 3.43
Income excluding unusual items[1]	$ 3.78	$ 3.43
Dividends declared	$ 2.40	$ 2.40

1 For the purposes of discussing operating results, the following items, disclosed in the company's earnings releases and SEC filings, have been excluded. For 2001, these items include extraordinary charges for debt refinancing and settlement-related costs necessitated by our transition to competition in the Texas electricity market ($.60); the write-off of wholesale regulatory assets at TXU Electric ($.07); restructuring costs at TXU Europe and a loss, after transaction costs, associated with the divestiture of its UK electric networks business ($.51); and the write-off of assets associated with the collapse of Enron's operations ($.08). For 2000, similarly excluded items affect comparisions of segment results but had no impact on earnings per share.

The increase in bad debts and gross receipts taxes was primarily due to the rise in fuel costs and related revenue in late 2000 and early 2001. These items were partially offset by higher interest income on under-recovered fuel costs.

In December 2001, we announced an agreement to sell our Handley and Mountain Creek electric generating plants for $443 million in cash. Both plants are located in Texas and have a combined total plant capacity of 2,334 MW.

US GAS. The US Gas segment's operating revenues increased $122 million, or 11 percent, to $1.2 billion in 2001. This increase reflected higher gas distribution prices (from higher natural gas costs and revenue enhancement activities) and volumes, primarily as a result of the colder winter weather in the first quarter of 2001. This revenue increase was partially offset by a $54 million effect of the absence of revenues from the gas processing business sold in May 2000.

Gross margin declined $38 million, or 8 percent, to $465 million, primarily due to the effect of the gas processing business sold in 2000. The lower gross margin also reflected certain gas cost adjustments that are unrecoverable under regulatory mechanisms.

The US Gas segment had a net loss of $16 million in 2001 compared to net income of $49 million in 2000. Results in 2000 included a $53 million ($34 million after-tax) gain on the sale of the gas processing business. The weaker results in 2001 also reflected the decrease in gross margin discussed above and higher operating expenses, primarily gross receipts taxes, bad debts, and maintenance costs to improve system reliability. The increase in gross receipts taxes and bad debts was primarily due to the rise in natural gas costs and related revenue in late 2000 and early 2001. These increases were partially offset by a favorable settlement of a gas purchase contract and lower net interest expense.

US ENERGY. The US Energy segment's operating revenues increased $74 million, or 1 percent, to $5.6 billion in 2001. This growth reflected unrealized mark-to-market valuations of wholesale trading positions and certain retail contracts and higher wholesale power (electricity) sales. Physical wholesale power volumes sold grew 19 percent during 2001. This growth was partially offset by lower natural gas sales. Physical gas volumes sold declined 30 percent, although average gas sales prices rose 37 percent.

Gross margin increased $309 million to $387 million in 2001. The growth reflected increased power trading activities in the Electric Reliability Council of Texas (ERCOT) region in anticipation of competitive activity in Texas, as well as increased trading in markets outside of ERCOT. Revenues and gross margin in 2001 were impacted favorably by a $219 million net effect of mark-to-market valuations of wholesale trading positions.


North America 39%
Australia 9%
Europe 52%

CUSTOMERS BY REGION


US Electric 45%
Australia 7%
US Gas 7%
US Energy 5%
Europe 36%

ASSETS BY SEGMENT

In addition, during 2001 the retail energy services business began entering into contracts with large commercial and industrial customers for electricity deliveries in Texas, and $88 million in net origination gains was recorded upon inception of these contracts.

The US Energy segment had net income of $6 million in 2001 compared to a net loss of $88 million in 2000. The improved results reflected the higher out-of-ERCOT trading margins, optimization of the forward ERCOT positions, and retail energy services margins. These benefits were partially offset by higher spending for staffing and computer systems to support expanded trading and retail operations, largely in anticipation of competitive activity in the Texas electricity market on January 1, 2002.

EUROPE. We have completed several key transactions in the strategic repositioning of TXU Europe's operations:

> On January 18, 2002, TXU Europe completed the sale of its UK electricity distribution (networks) business and its 50 percent interest in the related 24seven joint venture for approximately $1.9 billion, consisting of a cash payment of $801 million and the assumption by the buyer of approximately $1.1 billion aggregate principal amount of debt;

> During 2001, TXU Europe realigned its UK power generating portfolio, resulting in the sale of its 1,000-MW coal-fired Rugeley generating station, the transfer of its 380-MW Peterborough and 325-MW King's Lynn gas-fired generating stations through leasing arrangements, and the sale of its 2,000-MW coal-fired West Burton power station, for total proceeds of $1.1 billion ($883 million received in 2001 and the rest in January 2002);

> In April 2001, TXU Europe received net cash proceeds of approximately $469 million from the sale of its 19.2 percent interest in a Spanish power company;

> In February 2001, TXU Europe finalized the sale of its interest in the North Sea gas fields for approximately $196 million; and

> In January 2001, TXU Europe completed the acquisition of 51 percent of Stadtwerke Kiel AG, a German municipal utility, for approximately $217 million.

TXU Europe's operating revenues increased by $5.7 billion, or 81 percent, to $12.7 billion in 2001. On a pound sterling basis, the increase in revenues was 89 percent. This increase was primarily the result of the continued expansion of wholesale trading activity in the UK, Nordic, and Central European markets. Wholesale electricity and gas physical sales volumes in 2001 increased 33 percent and 50 percent, respectively, over 2000. Acquisitions of a retail business in the UK in 2000 and a utility and retail business


US Electric 27%
US Energy 20%
US Gas 4%
Australia 3%
Europe 46%

REVENUES BY SEGMENT


Common Stock 30.6%
Equity-Linked Securities 5.4%*
Preferred Stock 4.7%
Long-Term Debt 59.3%
*Classified as long-term debt

CAPITALIZATION RATIOS

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(As of December 31, in millions)	2001	2000
Cash flows – operating activities		
Net income	$ 677	$ 916
Loss on extraordinary items	154	–
Depreciation and amortization	1,418	1,419
Deferred income taxes and tax credits	(96)	48
Losses (gains) from the sale of assets	228	(229)
Other	(272)	267
Changes in operating assets and liabilities	163	(733)
Cash provided by operating activities	2,272	1,688
Cash flows – financing activities		
Issuances of securities	7,113	3,925
Retirements/repurchases of securities	(8,525)	(3,277)
Change in notes payable	101	45
Common stock and preference stock dividends paid	(643)	(645)
Debt premium, discount, refinancing, and reacquisition expenses	(255)	(35)
Cash provided by (used in) financing activities	(2,209)	13
Cash flows – investing activities		
Acquisitions of businesses	(225)	(809)
Proceeds from sale of assets	1,482	832
Capital expenditures and other	(1,190)	(1,226)
Cash provided by (used in) investing activities	67	(1,203)
Effect of exchange rates on cash and cash equivalents	(8)	(19)
Net change in cash and cash equivalents	122	479
Cash and cash equivalents – beginning balance	1,039	560
Cash and cash equivalents – ending balance	$ 1,161	$ 1,039

in Germany in 2001 provided $1 billion of the revenue growth. Revenues from TXU Europe's networks business, which was sold in January 2002, were $454 million in 2001 and $535 million in 2000.

Gross margin increased $196 million, or 9 percent, to $2.3 billion in 2001, primarily reflecting the impact of acquisitions. The increased trading activity did not significantly affect gross margin growth. Revenues and gross margin in 2001 were favorably impacted by a $58 million net effect of mark-to-market valuations of trading positions.

Net income decreased $57 million, or 27 percent, to $158 million in 2001. Results for 2001 included a $125 million ($88 million after-tax) loss, after transaction costs, on the sale of the networks business; $80 million ($56 million after-tax) in restructuring charges related primarily to outsourcing retail customer service operations and establishing the 24seven joint venture to manage UK networks operations; and a $31 million ($22 million after-tax) net charge related to the Enron bankruptcy. Other activity in 2001 related to TXU Europe's power portfolio and related investments included a $206 million ($15 million after-tax) loss on disposals and transfers of UK generation plants, a $65 million ($45 million after-tax) benefit from renegotiating a power supply contract, and a $73 million ($51 million after-tax) gain on the sale of an investment in a Spanish power company. There was an income tax benefit of $263 million in 2001 that included $152 million of foreign tax credits for US tax purposes associated with generation plant dispositions. Results for 2000 included $120 million ($85 million after-tax) in restructuring charges primarily related to the retail and networks operations discussed above and a $44 million ($31 million after-tax) gain on the sale of the UK metering business. 2000 results also included a $30 million ($21 million after-tax) gain on the sale of an investment in an Eastern European power company.

In addition to the effects of the above items, the decline in net income from 2000 reflected less volatility in wholesale power prices, which reduced profit opportunities in the UK trading operations; competitive pressures in the UK retail operations; lower profits in the networks business due to lower regulated rates; and the unfavorable translation impact of a stronger US dollar.

AUSTRALIA. Operating revenues decreased $17 million, or 2 percent, to $700 million in 2001, reflecting the effect of the stronger US dollar. Australian dollar revenues increased 9 percent in 2001. This improvement reflected an increase in the number of customers, a full year of revenue in 2001 from a power generation plant acquired in May 2000, and favorable wholesale trading results. Partially offsetting this increase was lower electricity distribution revenue due to lower tariffs.

Gross margin decreased by $17 million, or 4 percent, to $368 million in 2001. Australian dollar gross margin increased 7 percent, largely in line with the revenue growth.

Net income decreased $4 million, or 7 percent, to $53 million in 2001. Australian dollar net income increased 6 percent reflecting the revenue growth and lower interest rates, partially offset by a $16 million gain on the sale of certain operations in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities for 2001 were $2.3 billion compared to $1.7 billion for 2000. The increase in 2001 of $584 million,

CONDENSED CONSOLIDATED BALANCE SHEET

(As of December 31, in millions)	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 1,161	$ 1,039
Accounts receivable	2,550	2,817
Inventories – at average cost	522	492
Energy trading assets	1,624	2,192
Other	678	603
Total current assets	6,535	7,143
Investments	2,199	3,005
Property, plant and equipment – net	22,480	23,301
Goodwill – net	7,247	7,508
Regulatory assets – net	1,634	2,290
Energy trading assets	823	569
Other assets	1,357	1,178
Total	$ 42,275	$ 44,994
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable	$ 3,222	$ 3,172
Long-term debt due currently	1,308	2,894
Accounts payable	2,466	2,752
Energy trading liabilities	1,517	2,209
Other	1,440	1,849
Total current liabilities	9,953	12,876
Accumulated deferred income taxes	3,796	3,963
Energy trading liabilities	532	460
Other liabilities	2,989	2,743
Long-term debt, less amounts due currently	16,173	15,281
(including equity-linked securities of $1,350 and $700)		
Preferred securities of subsidiary trusts	665	1,494
Preferred stock of subsidiaries	211	211
Common stock redeemable under equity forward contracts	–	190
Shareholders' equity		
Preference stock	300	300
Common stock equity		
(shares outstanding: 2001 – 265 million; 2000 – 258 million)	7,656	7,476
Total shareholders' equity	7,956	7,776
Total	$ 42,275	$ 44,994

or 35 percent, was primarily driven by collections of the prior year's under-recovered fuel costs in the US Electric segment. Due to the significant increase in natural gas costs in 2000, the US Electric segment did not recover through customer billings all of its fuel costs incurred. Subsequent regulatory proceedings resulted in approved rate increases that allowed substantial cost recovery during 2001.

Cash flows used in financing activities for 2001 were $2.2 billion. Retirements and repurchases of debt and equity securities totaled $8.5 billion and issuances totaled $7.1 billion. As a result of the restructuring of our US Electric operations, there were substantial retirements and issuances of long-term debt and retirements of preferred securities in 2001. Cash flows from financing activities in 2000 were $13 million. Cash dividends paid approximated $640 million each year.

Cash flows provided from investing activities for 2001 totaled $67 million compared to $1.2 billion used in investing activities in 2000. Acquisition activity declined to $225 million in 2001 compared to $809 million in 2000. Proceeds from the sale of assets were $1.5 billion in 2001 compared to $832 million in 2000. Capital expenditures were $1.6 billion for 2001 compared to $1.4 billion for 2000. Included in cash flows for 2001 was $509 million of restricted cash that was released upon the transfer of certain UK power plants under leasing agreements.

Our capital expenditures are estimated at $1.6 billion for 2002 and are expected to be funded by cash flows from operations. Approximately $800 million of this is for maintenance and organic growth of existing operations, and the balance represents discretionary spending on potential business opportunities. Approximately 34 percent is planned for our US energy business, 23 percent for our international energy business, 37 percent for our US energy delivery business, and 6 percent for other activities. The remaining $800 million of developmental or growth capital expenditures will be allocated globally based on anticipated returns. It is expected that 25 to 50 percent will be in the international energy business, primarily in Europe, and the rest in the US, primarily in the energy business.

In April 2001, we repurchased approximately 1.3 million shares of our common stock for $44 million under an equity purchase agreement. During 2000, we repurchased approximately 18.6 million shares of our common stock for $596 million through open market purchases. No additional repurchases are planned in 2002.

TXU Corp. and TXU US Holdings Company have joint US dollar-denominated lines of credit under revolving credit facility agreements that support our US commercial paper program. The first facility, which terminates in April 2002, provides for short-term borrowings aggregating up to $1.4 billion outstanding at any one time at variable interest rates. The second facility, which terminates in February 2005, is also for $1.4 billion at variable interest rates. This facility also provides for the issuance of up to $500 million of letters of credit, of which $468 million was outstanding at December 31, 2001. At December 31, 2001, there were no borrowings outstanding under these facilities. We intend to renew these or comparable, appropriately sized facilities. Under the commercial paper program, $853 million was outstanding at December 31, 2001.

In connection with the restructuring of our US Electric operations, in December 2001 TXU Corp. entered into a fully drawn $700 million credit facility with a financial institution that matures June 30, 2002. We currently expect to repay this bridge facility with proceeds from capital markets transactions by our subsidiaries.

At December 31, 2001, TXU Europe had a $1.8 billion Euro Medium Term Note program, under which TXU Europe may from time to time issue notes in various currencies. Borrowings outstanding at December 31, 2001, aggregated $836 million. Additionally, TXU Europe and TXU Australia have several short-term facilities with commercial banks. At December 31, 2001, outstanding borrowings under these short-term facilities aggregated $2.8 billion.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Although we believe that in making any such statement our expectations are based on reasonable assumptions, any such statement involves uncertainties and is subject to the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements: (i) prevailing governmental policies and regulatory actions, (ii) weather conditions and other natural phenomena, (iii) unanticipated population growth or decline and changes in market demand and demographic patterns, (iv) competition for retail and wholesale customers, (v) pricing and transportation of crude oil, natural gas, and other commodities, (vi) unanticipated changes in interest rates, commodity prices, rates of inflation, or foreign exchange rates, (vii) unanticipated changes in operating expenses and capital expenditures, (viii) commercial bank market and capital market conditions, (ix) competition for new energy development opportunities, (x) legal and administrative proceedings and settlements, (xi) inability of the various counterparties to meet their obligations with respect to financial instruments, (xii) changes in technology used and services offered by us, and (xiii) significant changes in our relationship with our employees and the potential adverse effects if labor disputes or grievances were to occur.

Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor or the extent to which any factor may cause results to differ materially from those contained in any forward-looking statement.

STATEMENT OF RESPONSIBILITY

The condensed financial statements in this Summary Annual Report were derived from the consolidated financial statements that appear in the appendix to the proxy statement for the 2002 Annual Meeting of Shareholders. Management is responsible for preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for maintaining a system of internal accounting control. Management believes the system of internal accounting control provides reasonable assurance that transactions are properly authorized and recorded and that there are adequate safeguards to protect company assets. Key elements in the system of internal control include a strong internal auditing program, careful selection of managers, and appropriate division of responsibilities. Communication programs aimed at assuring that policies, standards, and managerial authorities are understood throughout the organization are also an integral part of the system of controls. Special attention is given to the controls while internal changes are being implemented.

A description of these controls, along with management's opinion about their overall effectiveness, is contained in the Statement of Responsibility included in the appendix to the proxy statement for the 2002 Annual Meeting of Shareholders. The consolidated financial statements included in the proxy statement were audited by Deloitte & Touche LLP. Their report on the condensed consolidated financial statements is included here.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of TXU Corp.:

We have audited the consolidated balance sheets of TXU Corp. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related statements of consolidated income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2001. Such consolidated financial statements and our report thereon dated January 31, 2002, expressing an unqualified opinion (which are not included herein), are included in the appendix to the proxy statement for the 2002 Annual Meeting of Shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements of the Company is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

DELOITTE & TOUCHE, LLP
Dallas, Texas
January 31, 2002

DIRECTORS

Derek C. Bonham
London, England
Non-Executive Chairman of Imperial Tobacco Group PLC

J.S. Farrington
Dallas, Texas
Retired Chairman of the Board and Chief Executive of the Company

William M. Griffin
Hartford, Connecticut
Principal, The WMG Company, Investments

Kerney Laday
Dallas, Texas
President of The Laday Company, Management Consulting and Business Development

Jack E. Little
Houston, Texas
Retired President and Chief Executive Officer of Shell Oil Company

Margaret N. Maxey
Austin, Texas
Director Emeritus of the Chair of Free Enterprise and Professor Emeritus, Biomedical Engineering Program, College of Engineering at the University of Texas at Austin

Erle Nye
Dallas, Texas
Chairman of the Board and Chief Executive of the Company

J.E. Oesterreicher
Dallas, Texas
Retired Chairman of the Board and Chief Executive Officer of J.C. Penney Company, Inc.

Charles R. Perry
Odessa, Texas
Chairman and CEO, Avion Flight Centre, Inc., and Perry Management, Inc.

Herbert H. Richardson
College Station, Texas
Associate Vice Chancellor for Engineering and Director, Texas Transportation Institute, The Texas A&M University System



TXU Board of Directors. Back row, left to right, Herbert H. Richardson, Margaret N. Maxey, J.S. Farrington, Erle Nye, William M. Griffin, Charles R. Perry, Kerney Laday. Front row, left to right, Derek C. Bonham, Jack E. Little, J.E. Oesterreicher.

OFFICERS

TXU CORP.:

Erle Nye
Chairman of the Board and Chief Executive

H. Jarrell Gibbs
President

Barbara B. Curry
Executive Vice President

Brian N. Dickie
Executive Vice President

Michael J. McNally
Executive Vice President and Chief Financial Officer

Kirk R. Oliver
Treasurer and Assistant Secretary

Biggs C. Porter
Controller

Peter B. Tinkham
Secretary and Assistant Treasurer

Diane J. Kubin
Assistant Secretary

ONCOR ENERGY DELIVERY:

T.L. Baker
Group President

TXU ENERGY:

Brian N. Dickie
North America Group President

Philip G. Turberville
International Group President

SHAREHOLDER INFORMATION

AUTOMATED VOICE TELEPHONE SYSTEM PROVIDES SHAREHOLDER INFORMATION

TXU Business Services Shareholder Services is the transfer agent, registrar, dividend-paying agent, and Direct Stock Purchase and Dividend Reinvestment Plan administrator for TXU Corp. common stock.

If you need information about stock-related subjects, contact Shareholder Services. The address and telephone numbers are on this page. Our automated voice telephone system can provide you information about your individual account and the following:

> Direct Stock Purchase and Dividend Reinvestment Plan
> Quarterly financial results
> Securities transfer and change in registration
> Lost or stolen certificates
> Dividend payments
> Income tax information concerning dividends
> Address changes
> Financial and operating reports

You also may speak to a shareholder account representative about these or other stock-related subjects.

The company has declared common stock dividends payable in cash in each year since its incorporation in 1945. At its February 2002 meeting, the Board of Directors declared a quarterly dividend of 60 cents per share. This regular quarterly dividend is payable April 1, 2002, to shareholders of record on March 8, 2002.

Dividends are paid in cash to shareholders who are not participating in the Direct Stock Purchase and Dividend Reinvestment Plan; all dividends are reportable for federal income tax purposes as ordinary dividend income.

2002 ANNUAL MEETING

The Annual Meeting of Shareholders of the company will be held at 9:30 a.m. on Friday, May 10, 2002, in the Kalita Humphreys Theater, Dallas Theater Center, 3636 Turtle Creek Boulevard, Dallas, Texas. Shareholders are cordially invited to be present at the annual meeting. Whether or not you will be able to attend, please complete and return your proxy so that you will be represented at the meeting. The notice of the meeting, proxy statement, and form of proxy are being mailed or given to shareholders on or about March 28, 2002.

DIRECTORY

TXU Business Services
David H. Anderson
Vice President of Investor Relations
214.812.4641

Shareholder Services
P.O. Box 130059
Dallas, Texas 75313-0059

Local 214.812.8100
Toll-free 1.800.828.0812
www.txu.com

STOCK EXCHANGE LISTINGS

New York Stock Exchange, Inc.
New York, New York

The Chicago Stock Exchange, Inc.
Chicago, Illinois

The Pacific Stock Exchange, Inc.
Los Angeles and San Francisco, California

Ticker Symbol: TXU

ADDITIONAL SHAREHOLDER INFORMATION

This summary annual report has been prepared for the purpose of providing shareholders with information concerning the company and not in connection with any sale or purchase of or any offer or solicitation of an offer to buy or sell any securities.

Upon request, the company will furnish a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K. The company also will furnish a report on its environmental programs. Requests for these reports or other shareholder information should be directed to TXU Business Services Shareholder Services or via www.txu.com.

Thanks to FPL Energy for help in photographing its West Texas Woodward Mountain Wind Farm (p. 11), which provides electricity for TXU Energy customers.

QUARTERLY MARKET PRICE RANGES AND DIVIDENDS PAID PER SHARE OF COMMON STOCK

	Price Range				Dividends Paid	
	2001		2000		2001	2000
Quarter Ended	High	Low	High	Low		
March 31	$44.13	$34.81	$36.88	$25.94	$0.60	$0.60
June 30	49.74	39.60	36.13	29.50	0.60	0.60
September 30	50.00	43.25	40.13	29.81	0.60	0.60
December 31	49.97	43.11	45.25	34.56	0.60	0.60

Designed by Eisenberg And Associates, Dallas

TXU

1601 BRYAN ST
DALLAS TX 75201-3411
214.812.4600

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